UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

\X\	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2009, OR
\ \	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:  The Procter & Gamble Savings Plan, c/o The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202

REQUIRED INFORMATION

Item 4.	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

EXHIBITS:

23.1	Consent of Deloitte & Touche LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Employee Benefit Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PROCTER & GAMBLE SAVINGS PLAN

Date:  December 14, 2009
By:  /s/ Jennifer J. Ting
Jennifer J. Ting
Secretary, Master Savings Plan Committee

The Procter & Gamble
Savings Plan

Financial Statements as of and for the
Years Ended June 30, 2009 and 2008, and
Supplemental Schedule as of June 30, 2009, and
Report of Independent Registered Public Accounting Firm

THE PROCTER & GAMBLE SAVINGS PLAN
TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of June 30, 2009 and 2008	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended June 30, 2009 and 2008	3

Notes to Financial Statements as of and for the Years Ended June 30, 2009 and 2008	4-12

SUPPLEMENTAL SCHEDULE —
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of June 30, 2009	14

NOTE: All other schedules required by Section 2520.103–10 of the Department of Labor’s
            Rules and Regulations for Reporting and Disclosure under the Employee Retirement
            Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Procter & Gamble Master Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Savings Plan (the “Plan”) as of June 30, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of June 30, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Cincinnati, Ohio
December 1, 2009

THE PROCTER & GAMBLE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JUNE 30, 2009 AND 2008

	2009	2008

PARTICIPANT-DIRECTED INVESTMENTS — At
fair value:
Cash and cash equivalents	$ 10,302	$ 248,493
The Procter & Gamble Company common stock —
8,873,942 shares (cost, $404,244,544) at June 30, 2009;
8,615,265 shares (cost, $381,275,034) at June 30, 2008	453,458,421	523,894,244
The J.M. Smucker Company common stock —
42,032 shares (cost, $1,284,412) at June 30, 2009;
44,140 shares (cost, $1,263,171) at June 30, 2008	2,045,293	1,793,830
Mutual funds	27,532,601	375,549,449
Common collective trust funds	500,168,367	234,743,032
Loans to participants	10,659,114	8,231,570
J.P. Morgan Stable Value Fund	71,489,984	67,649,736

Total participant-directed investments — at fair value	1,065,364,082	1,212,110,354

NET ASSETS AVAILABLE FOR BENEFITS AT
FAIR VALUE	1,065,364,082	1,212,110,354

ADJUSTMENT FROM FAIR VALUE TO CONTRACT
VALUE FOR FULLY BENEFIT-RESPONSIVE
INVESTMENT CONTRACTS	8,022,746	5,210,600

NET ASSETS AVAILABLE FOR BENEFITS	$ 1,073,386,828	$ 1,217,320,954

See notes to financial statements.

THE PROCTER & GAMBLE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
AS OF JUNE 30, 2009 AND 2008

	2009	2008

INVESTMENT (LOSS)/INCOME:
Net (depreciation) in fair value of investments	$ (225,168,874)	$ (81,352,467)
Net appreciation in contract value of investments	2,181,382	3,218,196
Interest	13,504,282	34,453,699
Dividends	14,421,832	12,529,966

Total investment (loss)/income - net	(195,061,378)	(31,150,606)

CONTRIBUTIONS:
Employer contributions	61,910	7,586
Employee contributions	109,358,072	93,245,138
Employee rollovers	1,889,581	1,490,895

Total contributions	111,309,563	94,743,619

DEDUCTIONS:
Benefits paid to participants	58,814,311	68,735,536
Administrative expenses	1,368,000	1,014,024

Total deductions	60,182,311	69,749,560

TRANSFER IN - From the Procter and Gamble Profit Sharing Trust
and Employee Stock Ownership Plan		746

NET DECREASE IN NET ASSETS	(143,934,126)	(6,155,801)

NET ASSETS AVAILABLE FOR BENEFITS: Beginning of Year	1,217,320,954	1,223,476,755

End of Year	1,073,386,828	1,217,320,954

See notes to financial statements.

THE PROCTER & GAMBLE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

1.	DESCRIPTION OF THE PLAN

The following brief description of The Procter & Gamble Savings Plan (the “Plan”) is provided for general information only. Participants should refer to the Plan agreement for more complete information.

General — The Plan was originally established effective March 2, 1990 upon the acquisition of the Hawaiian Punch Division of DelMonte by The Procter & Gamble Company (the “Company”). During the period from March 1996 through June 2002, the following plans were merged into the Plan: the Sundor Brands Savings Plan, Max Factor Savings Plan, the Speas Savings Plan, the Tambrands, Inc. Savings Plan (“Tambrands”), the Iams Company Savings Plan (“Iams”), Recovery Engineering, Inc. Salary Savings Plan (“Pur”), the Richardson-Vicks Savings Plan (“Richardson-Vicks”), The Procter & Gamble Subsidiaries Savings and Investment Plan (“Subsidiaries Savings and Investment”), the Procter & Gamble Pharmaceuticals Savings Plan (“Pharmaceuticals”), and the Millstone Coffee, Inc. 401(k) Savings and Profit Sharing Plan (“Millstone”).

On May 3, 2007, the Company approved a resolution stating that the 401(k) feature of The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan, another plan sponsored by the Company, (“PST Plan Employee Accounts”) would merge into the Plan and the Plan’s year end would change to June 30. All assets of the PST Plan Employee Accounts were transferred into the Plan effective June 29, 2007. Furthermore, effective July 1, 2007, the Plan was renamed The Procter & Gamble Savings Plan (the “Savings Plan”). The Savings Plan is now the Company’s active 401(k) plan with ongoing contributions funded by employee contributions.

The Plan is a voluntary defined contribution plan covering all eligible employees of Sundor Group, Inc., including the Sundor Brands and Hawaiian Punch divisions, Max Factor & Company, Speas Company, Tambrands Company, Iams Company, Pur Company, Richardson-Vicks Company, Maryland Club Foods, Inc., Shulton, Inc., Dover Baby Wipes Company, Giorgio Beverly Hills, Inc., Millstone Coffee, Inc., Norwich Eaton, and former employees of Fisher Nut Company who were members of the Twin Cities Bakery and Confectionery Workers Union Local No. 22, all subsidiaries of the Company. Effective June 29, 2007, the Plan also covers active, eligible US employees not covered by another Company sponsored retirement plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is administered by the Master Savings Plan Committee consisting of three members appointed by the Board of Directors of the Company, except for duties specifically vested in the trustee of the Plan, J.P. Morgan Chase Bank, and the Plan recordkeeper, J.P. Morgan Retirement Plan Services LLC, who are also appointed by the Board of Directors of the Company.

Contributions — Effective April 1996, all contributions to the Plan were suspended. Tambrands, Iams, Pur, Richardson-Vicks, Subsidiaries Savings and Investment, Pharmaceuticals, and Millstone Savings Plans were frozen prior to conversion into the Plan. Effective July 1, 2007, the Savings Plan allows contributions by eligible employees. Participants can elect to contribute a portion of their pre-tax compensation, as defined by the Plan, up to Internal Revenue Service (the “IRS”) limits. Participants can rollover balances from conduit individual retirement accounts and qualified plans of former employers. In accordance with IRS regulations, participants age 50 or older are eligible to contribute for the calendar years ended December 31, 2009 and 2008, an additional $5,500 and $5,000, respectively as a “catch-up” contribution in excess of the maximum 401(k) contributions of $16,500 and $15,500, respectively, in 2009 and 2008.

Qualified Nonelective Contributions (QNEC) — The Plan recorded QNEC during the years ended June 30, 2009 and 2008 to provide for certain participants who were not given the opportunity to contribute their elected amounts due to certain administrative errors. The contribution is immediately 100% vested to the employees who receive it. The contributions were made in accordance with IRS regulations and do not affect the tax status of the Plan.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution (effective July 1, 2007), an allocation of the Plan’s earnings or losses and participant withdrawals. The benefit to which a participant is entitled is limited to the benefit that can be provided from their account. Participants can allocate their account to one or all of the investment options offered by the Plan.

Investments — Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers common stock, common collective trust funds, a mutual fund, and an insurance investment contract as investment options for participants.

Vesting — Upon suspension of contributions, all participants were vested immediately in their accounts plus actual earnings thereon. Effective July 1, 2007, participants are immediately 100% vested in any new employee contributions.

Participant Loans — The Plan has a loan feature under which active participants may borrow up to 50% of the current value of their vested account balances exclusive of amounts attributable to Company contributions (up to a maximum of $50,000). Loans are repaid via payroll deduction over a period of up to five years, except for loans used to purchase a primary residence, which are repaid via payroll deduction over a period of up to 10 years. Principal and interest paid is credited to applicable funds in the borrower’s account. Former Company participants may not borrow against their account balances. Upon participant termination or retirement, the outstanding loan balance is treated as a distribution to the participant if repayment is not made by the participant within 90 days of separation, or if an on-going repayment arrangement has not been made with the Plan.

Payment of Benefits — The Plan provides for benefits to be paid upon retirement, disability, death, or separation other than retirement as defined by the Plan document. Plan benefits may be made in a lump sum of cash or shares of Company common stock, in installments over not more than 120 months, or variable amounts paid monthly. Retired or terminated employees shall commence benefit payments upon attainment of age 70-1/2.

A participant may withdraw any portion of after-tax contributions once in any three-month period. Participants who have attained age 59-1/2 or have demonstrated financial hardship may withdraw all or any portion of their before-tax contributions once in any six month period.

Account balances attributable to terminated employees are $280,409,664 and $289,696,128 as of June 30, 2009 and 2008, respectively.

The J.M. Smucker Company Common Stock — In May of 2002, the Jif peanut butter and Crisco shortening brands were spun-off to the Company’s shareholders and subsequently merged into The J.M. Smucker Company (“Smucker”). As a result of the spin-off, participants holding common stock received one share of Smucker stock for each fifty shares of Company common stock. The cost basis of the Company common stock prior to the Smucker spin-off was allocated between the Company common stock held and the Smucker common stock received. Vested participants have the option of selling the Smucker common stock and reinvesting the funds into other investment options. Participants are not permitted to purchase additional shares of Smucker within the Plan.  Participant dividends on Smuckers stock are automatically invested in additional shares of Smucker stock.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including Company common stock, The J.M. Smucker Company common stock, common collective trust funds, a mutual fund, and a Stable Value Fund which includes investments in U.S. Government securities, corporate debt instruments, corporate stocks, and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net assets value of shares held by the Plan at year end. Common stock is valued at quoted market prices. The common collective trust funds are stated at fair value as determined by the issuers of the common collective trust funds based on the fair market value of the underlying investments. The fully benefit-responsive investment contract is stated at fair value and then adjusted to contract value. Fair value of the contract is calculated by the difference between replacement cost and actual cost, projected for the duration of the associated portfolio, discounted back to measurement date using bank-finance yield curve. Loans to participants are valued at the outstanding loan balances which approximates fair values.

In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP), the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statements of changes in net assets available for benefit are presented on a contract value basis and are not affected by the FSP. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses — Investment management expenses are paid by the Plan and are netted against investment income. Loan processing fees are paid by the participants through reduction in their investment balances. In addition, recordkeeping fees of the Plan are paid by participants through a reduction in their investment balances.

Payment of Benefits —Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid for the years ended June 30, 2009 and 2008.

New Accounting Pronouncements — The financial statements reflect the prospective adoption of FASB Statement No. 157, Fair Value Measurements, as of the beginning of the year ended June 30, 2009 (see Note 3). FASB Statement 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements. The effect of the adoption of FASB Statement 157 had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits

3.	FAIR VALUE MEASUREMENTS

In accordance with FASB Statement 157, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at June 30, 2009.

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Cash and Equivalents	$10,302	$-	$-	$10,302
Common Collective Trusts	-	500,168,367	-	500,168,367
Common Stock	455,503,714	-	-	455,503,714
Mutual Funds	27,532,601	-	-	27,532,601
Participant Loans	-	-	10,659,114	10,659,114
Stable Value	-	71,489,984	-	71,489,984
Total	483,046,617	571,658,351	10,659,114	1,065,364,082

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

Balance, Beginning of Year	$8,231,570
New loans - net of repayments and distributions	2,427,544

Ending balance - June 30, 2009	$10,659,114

4.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of June 30, 2009 and 2008, are as follows:

Description	2009	2008

Barclays Global Investors Equity Index Fund T	**	$ 234,743,032
*The Procter & Gamble Common Stock	$ 453,458,421	523,894,244
Royce Low Priced Stock Fund	**	125,204,668
PIMCO Total Return Fund	**	100,015,034
Fidelity Diversified International Fund	**	131,422,175
*JP Morgan Chase Bank Intermediate Bond Fund	65,118,742	65,910,908
Barclays Global Investors World Equity Index Fund	104,217,015	**
Barclays Global Investors US Bond Index Fund	102,690,998	**
Barclays Global Investors Small Cap Equity Index Fund	100,984,410	**
Barclays Global Investors Large Cap Equity Index Fund	192,275,944	**

*Indicates party in interest
**Investment option added or removed during 2009 Plan year

During the years ended June 30, 2009, and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated)/appreciated in value as follows:

	2009	2008
Net (depreciation) appreciation in fair value of:
Mutual Funds	$ (101,782,888)	$ (44,095,706)
Common Collective Trust Funds	(40,258,925)	(34,220,358)
The Procter & Gamble Company Common Stock	(83,457,408)	(1,943,245)
The J.M Smucker Company Common Stock	330,347	(1,093,158)

	$ (225,168,874)	$ (81,352,467)

Net appreciation in contract value of JP Morgan Stable
Value Fund	$ 2,181,382	$ 3,218,196

5.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has a fully benefit-responsive investment contract with Monumental Life Insurance Co., Bank of America N.A, and State Street Bank & Trust Company (collectively, the “issuers”). The issuers maintain the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by the issuers. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Plan management believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable. The issuers may not terminate the contract at any amount less than contract value.

The issuers are contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of the contract is expected to track current market yields on a trailing basis.

	2009	2008
Average Yields:
Based on annualized earnings(1)	1.75%	4.83%
Based on interest rate credited to participants(2)	1.67%	4.93%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of a mutual fund managed by J.P. Morgan Chase Bank, the trustee of the Plan as defined by the Plan. J.P. Morgan Retirement Plan Services LLC, the recordkeeper, is affiliated with the trustee. Therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At June 30, 2009 and 2008, the Plan held 8,873,942 and 8,615,265 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $404,244,544 and $381,275,034, respectively. During the years ended June 30, 2009 and 2008, the Plan recorded dividend income on Company common stock of $14,150,221 and $12,471,932, respectively.

During the years ended June 30, 2009 and 2008, the Plan’s investment in Company common stock, including gains and losses on investments bought and sold as well as held during the year, depreciated in value by $(83,457,408) and $(1,943,245), respectively.

7.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA.

8.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 7, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Upon an event of default in a participant loan, to the extent a distribution to the participant is not permissible under the Plan, the amount due to the Plan on account of the loan will be treated as a deemed distribution. A loan that is a deemed distribution is treated as a distribution on Form 5500 and removed from Plan assets on Form 5500. However, in the Plan financial statements, and in accordance with the Plan, such deemed distributions remain part of the participant’s account balance until a distributable event occurs for the participant.

The following is a reconciliation of net assets available for benefits per the financial statements as of June 30, 2009 and 2008, to Form 5500:

	2009	2008

Net assets available for benefits per the financial
statements	$ 1,073,386,828	$ 1,217,320,954
Less adjustment from contract value to fair value for
fully benefit responsive investment contracts	(8,022,746)	(5,210,600)
Less certain deemed distributions of participant loans	(616,519)	(277,160)

Net assets available for benefits per the Form 5500	$ 1,064,747,563	$ 1,211,833,194

The following is a reconciliation of the decrease in net assets per the financial statements for the year ended June 30, 2009, to Form 5500 net loss:

Net decrease in assets available for benefits per the financial
statements prior to transfer in	$(143,934,126)
Less adjustment from contract value to fair value for fully
benefit responsive investment contracts as of June 30, 2009	(8,022,746)
Plus adjustment from contract value to fair value for fully
benefit responsive investment contracts as of June 30, 2008	5,210,600
Less certain deemed distributions of participant loans and
related interest	(339,359)

Net loss per the Form 5500	$(147,085,631)

The following is a reconciliation of net investment loss per the financial statements for the year ended June 30, 2009, to Form 5500:

Net investment loss per the financial statements	$ (195,061,378)
Less adjustment from contract value to fair value for fully
benefit responsive investment contracts as of June 30, 2009	(8,022,746)
Plus adjustment from contract value to fair value for fully
benefit responsive investment contracts as of June 30, 2008	5,210,600
Less: Interest on deemed distribution	(49,650)

Net investment loss per the Form 5500	$ (197,923,174)

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended June 30, 2009, to Form 5500:

Benefits paid to participants per the financial statements	$(58,814,311)
Less current loan defaults	(340,636)
Plus current deemed distributions	50,928

Benefits paid to participants per the Form 5500	$(59,104,019)

10.	SUBSEQUENT EVENT

For the fiscal year ended June 30, 2009, the Company has evaluated subsequent events for potential recognition and disclosure through December 1, 2009, the date of financial statement issuance.

The Company approved resolutions stating that all participants remaining in The Gillette Company Employees' Savings Plan, another Plan sponsored by The Gillette Company, a subsidiary of the Company, residing in the United States (“Gillette Savings Plan U.S. participants”) will become eligible to participate in the Plan with ongoing contributions by such participants to be maintained in the Plan effective August 3, 2009.  In addition, the resolutions stated that the assets and participant accounts belonging to the former Gillette Savings Plan U.S. participants will transfer into the Plan.  Effective September 4, 2009, such assets and participant accounts merged into the Plan totaling $980,647,131.

******

SUPPLEMENTAL SCHEDULE

THE PROCTER & GAMBLE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF JUNE 30, 2009

	Identity of Issuer	Description of Investment	Fair Value

	Investments at fair value:
	Interest bearing cash		$ 10,302
*	The Procter & Gamble Company	Common stock	453,458,421
	The J.M. Smucker Company	Common stock	2,045,293
*	J.P. Morgan Funds	Prime Money Market Fund	27,532,601
	Common Collective Trust Fund —
	Barclays Global Investors	World Equity Index Fund	104,217,015
	Barclays Global Investors	US Bond Index Fund	102,690,998
	Barclays Global Investors	Small Cap Equity Index Fund	100,984,410
	Barclays Global Investors	Large Cap Equity Fund	192,275,944
*	J.P. Morgan Stable Value Fund:	Stable Value Fund:
	US Treasury	Note 2.625% due May 31, 2010	20,387
	US Treasury	Note 2.375% due August 31, 2010	56,141
	US Treasury	Note 2.000% due September 30, 2010	91,550
	US Treasury	Note 1.500% due October 31, 2010	10,111
*	J.P. Morgan Chase Bank	Liquidity Fund	6,061,483
*	J.P. Morgan Chase Bank	Intermediate Bond Fund	65,118,742
	Monumental Life Insurance Company,
	Bank of America, N.A., State
	Street Bank and Trust Company	Wrapper Contract	131,570
*	Loans to participants	1,766 loans with maturities ranging from	10,042,595
		July 2009 to December 2018 and
		interest rates ranging from 4.25% to 10.5%

	TOTAL INVESTMENTS		$ 1,064,747,563

*	Denotes party-in-interest.